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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                      Brilliant Digital Entertainment, Inc.
                      -------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   109502 10 4
                                   -----------
                                 (CUSIP Number)


                              Ronald L. Fein, Esq.
                            Stutman, Treister & Glatt
                       3699 Wilshire Boulevard, Suite 900
                           Los Angeles, CA 90010-2739
                                 (213) 251-5100
                     --------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                         on or about February 14, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 Pages)

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 109502 10 4                                          Page 2 of 6 Pages
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
             Harris Toibb
             ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
             PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
  NUMBER OF
                7    SOLE VOTING POWER
   SHARES               1,082,540
                ----------------------------------------------------------------
BENEFICIALLY
                8    SHARED VOTING POWER
  OWNED BY
                ----------------------------------------------------------------
    EACH
                9    SOLE DISPOSITIVE POWER
  REPORTING             1,082,540
                ----------------------------------------------------------------
   PERSON
                10   SHARED DISPOSITIVE POWER
    WITH
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,082,540
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D is filed in respect of Shares of common stock, $0.001 par value per share ("Common Stock"), of Brilliant Digital Entertainment, Inc., a Delaware corporation ("BDE" or "Issuer"), the principal executive offices of which are located at 6355 Topanga Canyon Boulevard, Suite 120, Woodland Hills, California 91367.

ITEM 2.        IDENTITY AND BACKGROUND.

               a. The person filing this statement on Schedule 13D is Harris Toibb.

               b. Mr. Toibb's residence address is 307 21st Street, Santa Monica, California 90402.

               c. Mr. Toibb is engaged in real estate development and personal investments.

               d. Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               e. Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he has been or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               f. Mr. Toibb is a United States citizen.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS.

               Mr. Toibb made a series of open market purchases, private purchases and one purchase directly from the Issuer, in respect of the Issuer's Common Stock, par value $0.001 per share (the "Common Stock") commencing in January 1998 and most recently occurring on or about February 14, 2000 aggregating 1,082,540 shares of common stock for an aggregate purchase price of $3,575,609. All of the funds used to make such purchases were personal funds of Mr. Toibb (including funds in an individual retirement account).

ITEM 4.       PURPOSE OF TRANSACTION.

               Mr. Toibb purchased the Common Stock for investment purposes.

               Mr. Toibb does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j).

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

               a. Mr. Toibb beneficially owns 1,082,540 shares of the Common Stock or approximately 8.7% of the Common Stock outstanding (as set forth in the most recently available filing with the Securities and Exchange Commission).

               b. Mr. Toibb has sole voting and absolute power with respect to 1,082,540 shares of the Common Stock.

               c. On or about February 14, 2000, Mr. Toibb purchased 486,000 shares of the Common Stock directly from the Issuer in a transaction not involving a public offering for a per share cash purchase price of $2.50 or an aggregate cash purchase price of One Million Two Hundred Fifteen Thousand Dollars ($1,215,000).

               d. None

               e. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
               None


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ITEM 7.        EXHIBITS.

               None



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 24, 2000



                                /s/ HARRIS TOIBB
                                -----------------------------------
                                Harris Toibb, an Individual